
SEC MAIL PROCESSING
RECEIVED
NOV 25 2005
WASH, D.C.
199
SECTION



SE(05044169 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASD BROKERAGE AND INVESTMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Alhambra Plaza, Suite #1100
(No. and Street)

Miami, (City) Florida (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maud M. Bleus (786) 552-0041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor, Miami, Florida 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Maud M. Bleus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASD Brokerage and Investment, Inc., as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. Vice President, CFO

Title

Notary Public


AMY M. DEL CUETO
MY COMMISSION # DD 205984
EXPIRES: July 26, 2007
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASD BROKERAGE AND INVESTMENT, INC.

(A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2005

ASD BROKERAGE AND INVESTMENT, INC.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

CONTENTS:

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
ASD Brokerage and Investment, Inc.
(A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.)

We have audited the accompanying statement of financial condition of ASD Brokerage and Investment, Inc. (A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.) as of September 30, 2005 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the supplementary information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary information based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASD Brokerage and Investment, Inc. (A Wholly-Owned Subsidiary of American Brokerage and Investment Group, Inc.) as of September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the Company is dependent upon its Parent for continued funding.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
November 7, 2005

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

ASD BROKERAGE AND INVESTMENT, INC.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2005

ASSETS

Cash and cash equivalents	$ 315,359
Receivable from brokers	230,756
Prepaid expenses and deposits	27,662
Furniture, fixtures and office equipment, net	116,726
	$ 690,503

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 78,633
STOCKHOLDER'S EQUITY	
Common stock, $0.01 par value; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	1,974,249
Accumulated deficit	(1,362,380)
	611,870
	$ 690,503

The accompanying notes are an integral part of these financial statements.

ASD BROKERAGE AND INVESTMENT, INC.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2005

REVENUES	
Commissions	$ 285,738
Interest and other	17,318
TOTAL REVENUES	303,056
OPERATING EXPENSES	
Salaries and employee benefits	315,750
Occupancy	116,355
Professional fees	22,637
Insurance	53,952
Commission - brokers	95,681
Clearance charges	37,146
Depreciation and amortization	32,912
Quotation and research	20,400
Miscellaneous	42,260
Telephone and communication	18,327
Travel	10,601
Maintenance and repairs	7,190
TOTAL OPERATING EXPENSES	773,211
NET LOSS	$ (470,155)

The accompanying notes are an integral part of these financial statements.

ASD BROKERAGE AND INVESTMENT, INC.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2005

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDER'S EQUITY
BALANCES, OCTOBER 1, 2004	$ 1	$ 1,249,249	$ (892,225)	$ 357,025
CAPITAL CONTRIBUTIONS	-	725,000	-	725,000
NET LOSS	-	-	(470,155)	(470,155)
BALANCES, SEPTEMBER 30, 2005	$ 1	$ 1,974,249	$ (1,362,380)	$ 611,870

The accompanying notes are an integral part of these financial statements.

ASD BROKERAGE AND INVESTMENT, INC.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (470,155)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	32,912
Changes in operating assets and liabilities:	
Receivable from brokers	(19,087)
Prepaid expenses and deposits	14,315
Accounts payable and accrued expenses	18,665
TOTAL ADJUSTMENTS	46,805
NET CASH USED IN OPERATING ACTIVITIES	(423,350)
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital expenditures	(18,823)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	725,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	282,827
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	32,532
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 315,359

The accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations

ASD Brokerage and Investment, Inc. (the "Company") operates as a broker-dealer in securities and is registered with the Securities and Exchange Commission, the Florida Division of Securities and the National Association of Securities Dealers, Inc. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies. The Company is a wholly-owned subsidiary of American Brokerage & Investment Group, Inc. (the "Parent"), a financial services holding company.

As a nonclearing broker-dealer, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is therefore exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company has incurred net losses and negative cash flows since its inception in October of 2002. The Parent made an additional capital contribution of $725,000 during 2005. Management has implemented a business plan to obtain new customers, increase revenues and reduce costs. The efficacy of such plan is uncertain. The Company's ability to continue as a going concern is dependent upon capital or debt financing from its Parent and, ultimately, upon the Company's ability to operate on a profitable basis.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include highly liquid investments with purchased maturities of three months or less.

Commissions

Commission revenues and related expenses have been accrued on a trade date basis.

Clearing arrangements

The Company has an agreement with Pershing, LLC to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing, LLC.

NOTE 1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture, Fixtures and Office Equipment

Furniture, fixtures and office equipment, including computer equipment and software, are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging up to seven years.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Accounting estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at September 30, 2005 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

NOTE 2. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

NOTE 2. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company had cash deposits in excess of federally insured limits.

NOTE 3. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At September 30, 2005, the Company's "Net Capital" was $467,482 and "Required Net Capital" was $5,245. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At September 30, 2005, the ratio of "Aggregate Indebtedness" to "Net Capital" was .17 to 1.

NOTE 4. FURNITURE, FIXTURES AND OFFICE EQUIPMENT, NET

Furniture, fixtures and office equipment are summarized as follows:

Furniture and fixtures	$ 97,426
Office equipment	77,342
	174,768
Less accumulated depreciation	58,042
	$ 116,726

Depreciation and amortization expense for the year was approximately $33,000.

NOTE 5. COMMITMENTS

Operating Lease

The Company is a lessee for certain office space under a real estate lease agreement which expires in May, 2009. Under the agreement, as of September 30, 2005, the Company is committed to approximate future minimum rentals as follows:

2006	$ 111,000
2007	115,000
2008	118,000
2009	70,000
	$ 414,000

Rental expense for the year ended September 30, 2005 was approximately $116,000.

Employment Contracts

The Company has an employment contract with one of the Company's officers which provides for a minimum annual salary of $80,000, subject to annual increases, plus bonuses based on the Company's performance. The contract expires December 2006.

NOTE 6. INCOME TAXES

As of September 30, 2005, the Company had net operating losses available for carryforward of approximately $1,800,000. These loss carryforwards expire through the year 2025.

Due to the uncertainties relating to the ultimate utilization of the net operating loss described above, the Company has provided a 100% valuation allowance for the entire amount of the deferred tax asset at September 30, 2005.

NOTE 7. EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan and 401(k) Plan that covers substantially all employees. The Company's contributions to the 401(k) and the profit sharing plan are at the discretion of the Board of Directors. The Company has contributed approximately $8,000 to the 401 (k) plan for the year ended September 30, 2005.

SUPPLEMENTARY INFORMATION

ASD BROKERAGE AND INVESTMENT, INC.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(SEE INDEPENDENT AUDITOR'S REPORT)
SEPTEMBER 30, 2005

CREDITS	
Stockholder's equity	$ 611,870
DEBITS	
Furniture, fixtures and office equipment, net	116,726
Prepaid expenses and deposits	27,662
TOTAL DEBITS	144,388
NET CAPITAL	467,482
MINIMUM NET CAPITAL REQUIREMENT	
6-2/3% of aggregate indebtedness of $78,633 or $5,000, whichever is greater	5,245
EXCESS NET CAPITAL	$ 462,237
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.17 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 78,633

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
(SEE INDEPENDENT AUDITOR'S REPORT)
SEPTEMBER 30, 2005

NET CAPITAL PER COMPUTATION	$ 467,482
Add audit adjustments	11,297
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5, PART IIA FILING	$ 478,779

ASD BROKERAGE AND INVESTMENT, INC.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
(SEE INDEPENDENT AUDITOR'S REPORT)
SEPTEMBER 30, 2005

In accordance with the exemptive provisions of SEC Rule 15c3-3, specially exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

SUBORDINATED LIABILITIES

As of September 30, 2005 and during the year then ended, the Company did not have any subordinated liabilities.

Independent Auditor's Report on Internal Control
Required by Rule 17a-5 of the
Securities Exchange Act of 1934

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

To the Board of Directors and Stockholder of
ASD Brokerage and Investment, Inc.
(A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.)

In planning and performing our audit of the financial statements and supplementary information of ASD Brokerage and Investment, Inc. (A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.) (the "Company") for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives. This report recognizes that it is not practical in an organization the size of ASD Brokerage and Investment, Inc. to achieve all the segregations of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
November 7, 2005